ENERGY EXPLORATION TECHNOLOGIES INC

As at and for the three and six months ended June 30, 2008

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Balance Sheets
(Unaudited) (Expressed in Canadian dollars except share data)

	June 30, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents	$1,229,222	$1,988,296
Short term investments	6,450,985	5,594,780
Accounts receivable	1,880,380	897,423
Prepaid expenses and other	128,146	122,291
	9,688,733	8,602,790

Oil and natural gas properties [note 3]	7,315	35,585
Other property and equipment	532,611	504,160
	$10,228,659	$9,142,535

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$344,870	$516,232
Other accrued liabilities [note 4]	268,776	328,511
Unearned revenue	1,831,694	2,232,470
Convertible debentures [note 6]	-	178,540
Current portion of capital lease obligation	10,684	10,684
	2,456,024	3,266,437
Long term liabilities:
Capital lease obligation	28,553	32,140
	2,484,577	3,298,577

Future operations [note 1]

Shareholders' equity:
Preferred shares: - authorized unlimited
Issued: 10,000,000	3,489,000	3,489,000
Common shares: - authorized unlimited
Issued: 30,615,129 shares issued as of June 30, 2008 (December 31, 2007 - 29,713,381)
[note 5]	51,831,580	49,789,695
Contributed capital	3,179,704	3,416,207
Deficit	(51,467,137)	(51,561,879)
Accumulated other comprehensive income	710,935	710,935
	7,744,082	5,843,958
	$10,228,659	$9,142,535

Subsequent events [notes 10 and 12]

Signed "George Liszicasz" Director	Signed "Charles Selby" Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited) (Expressed in Canadian dollars except share data)

	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
Revenue
Survey revenue	$1,744,470$	2,763,620$	1,744,470$	2,763,620
Oil and natural gas revenue	4,606	9,186	11,189	20,392
	1,749,076	2,772,806	1,755,659	2,784,012

Expense
Survey cost	142,281	347,744	142,281	347,744
Oil and natural gas operating expenses	446	1,270	996	2,266
Administrative	820,853	734,925	1,601,796	1,474,161
Depletion of oil and natural gas properties	1,520	5,285	4,372	10,788
Amortization and depreciation	37,958	28,130	75,262	48,263
	1,003,058	1,117,354	1,824,707	1,883,222
	746,018	1,655,452	(69,048)	900,790

Other expense (income)
Gain on sale of properties [note 3]	(20,325)	-	(20,325)	-
Interest income	(52,969)	(26,719)	(124,077)	(42,830)
Interest on convertible debentures [note 6]	-	18,031	-	162,082
Loss (gain) on foreign exchange	12,693	(940)	(19,388)	(2,661)
	(60,601)	(9,628)	(163,790)	116,591
Net income and comprehensive income	806,619	1,665,080	94,742	784,199

Net income per share unit [note 5]
Basic	$0.03	$0.06	$0.00	$0.03
Diluted	$0.02	$0.05	$0.00	$0.03

     The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of income (loss) and comprehensive income (loss).

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Cash Flow
(Unaudited) (Expressed in Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
Operating activities
Net income	$806,619	$1,665,080	$94,742	$784,199

Amortization and depreciation	37,958	28,130	75,262	48,263
Depletion of oil and natural gas properties	1,520	5,285	4,372	10,788
Costs settled by issuance of options or warrants	163,858	118,870	300,742	286,968
Non-cash interest expense	1,755	18,031	1,755	162,082
Non-cash expense note payable	-	3,373	-	7,048
Gain on sale of capital assets	(20,325)	-	(20,325)	-
Changes in non-cash working capital
Accounts receivable	(464,243)	290,521	(982,957)	(277,871)
Work-in-progress	142,281	169,772	-	-
Prepaid expenses and other	24,053	27,030	(5,855)	17,652
Unearned revenue	(1,621,718)	(1,924,534)	(400,776)	(197,105)
Trade payables	(7,453)	(7,814)	(171,362)	37,852
Other accrued liabilities	35,276	73,073	(15,339)	(33,734)
Net cash generated (used) by operating activities	(900,419)	466,817	(1,119,741)	846,142

Financing activities
Repayment of note payable	-	(5,796)	-	(40,737)
Repayment of capital lease	(3,568)	(559)	(5,342)	(559)
Repayment of registration penalty	-	-	(178,540)	-
Exercise of options and warrants	1,376,643	27,383	1,460,244	39,040
Net cash generated (used) by financing activities	1,373,075	21,028	1,276,362	(2,256)

Investing activities
Invested in other property and equipment	(82,112)	(59,912)	(103,713)	(118,956)
Invested in oil and natural gas properties	(1,668)	(1,855)	(3,177)	(2,711)
Proceeds on sale of oil and gas properties	47,400	-	47,400	35,000
Decrease (increase) in short term investments	(343,035)	(1,150,000)	(856,205)	15,400
Net cash used by investing activities	(379,415)	(1,211,767)	(915,695)	(71,267)

Net cash inflow (outflow)	93,241	(723,922)	(759,074)	772,619

Cash and cash equivalents, beginning of period	1,135,981	2,489,156	1,988,296	992,615

Cash and cash equivalents, end of period	$1,229,222	$1,765,234	$1,229,222	$1,765,234

Cash interest paid	$859	$3,704	$1,755	$7,379

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flows.

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Shareholders' Equity (Deficit)
(Unaudited) (Expressed in Canadian dollars except share data)

	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
Common Shares
Balance at the beginning of the period	$49,963,649$	45,935,525$	49,789,695$	45,675,315

Issued upon exercise of stock options and warrants	1,918,171	40,649	2,047,729	54,267
Issued through conversion of debentures	-	(373)	-	246,219
Share purchase loan	(50,240)	-	(50,240)	-
Shares issued for services	-	-	44,396	-
Balance at end of the period	51,831,580	45,975,801	51,831,580	45,975,801

Preferred Shares
Balance at the beginning and end of the period	3,489,000	3,489,000	3,489,000	3,489,000

Contributed Capital
Balance at the beginning of the period	3,507,134	3,771,722	3,416,207	3,605,585
Fair market value of options and warrants	163,858	(170,058)	300,742	(1,960)
Contributed capital transferred to common shares
pursuant to exercising of options and warrants	(491,288)	275,662	(537,245)	273,701
Balance at end of the period	3,179,704	3,877,326	3,179,704	3,877,326

Deficit
Balance at the beginning of the period	(52,273,756)	(52,793,191)	(51,561,879)	(51,912,310)
Net income for the period	806,619	1,665,080	94,742	784,199
Balance at end of the period	(51,467,137)	(51,128,111)	(51,467,137)	(51,128,111)

Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,935	806,644	710,935	806,644

Total Shareholders' Equity (Deficit) end of
period	$7,744,082$	3,020,660$	7,744,082$	3,020,660

     The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity (deficit).

ENERGY EXPLORATION TECHNOLOGIES INC
Notes to the Consolidated Financial Statements
As at and for three and six months ended June 30, 2008
(Unaudited) (Expressed in Canadian dollars unless otherwise stated)

1. Organization and Ability to Continue Operations

Energy Exploration Technologies Inc. ("we", "company" or "NXT" ) was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada.

We own a proprietary technology called Stress Field Detection (“SFD”). SFD is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas reserve potential. This technology was acquired from its current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements. For the ten year period prior to 2006 the company had engaged in extensive activities that were effective in developing the technology to a stage wherein SFD was both technically ready and had the required industry validation to embark on the commercial phase of the company. These early activities included conducting SFD surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD identified exploration wells. By December 31, 2005 the company had generated approximately $47.6 million of accumulated deficits in conducting these activities.

In 2006 the company commenced commercial operations with the objective of generating net income through a business model of providing SFD survey services on a fee-for-service basis. For the year ended December 31, 2006 the company was successful in completing its first fee-for-service SFD survey, earning survey revenue of $1,200,000 and generating a net loss of $4,274,105. For the year ended December 31, 2007 our survey revenue increased to $5,608,432 and we generated net income of $350,432 and generated cash from operating activities of $3,854,084.

For the six months ended June 30, 2008 the company recognized $1,744,470 in SFD survey revenue, had net income of $94,742 and used $1,119,741 of cash in operating activities.

The company is in the early stage of commercializing its SFD technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a few clients. At June 30, 2008 we had amounts outstanding from our largest client of $1,831,694. This balance outstanding is fully secured by deposits received from this client that is reflected in the balance sheet as unearned revenue. While the company is in this early stage of commercialization the company’s financial position is materially impacted by the loss or gain of any one client.

The company anticipates generating both net income and cash from operations in future years with this business model; however this outcome cannot be predicted with certainty at this time. The company has an extensive prior history of generating net losses. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to generate sufficient net income and cash from operations in future years in order to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2007. These interim statements should be read in conjunction with the 2007 annual consolidated financial statements as they contain disclosure which is supplemental to our annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted.

In the year ended and as at December 31, 2007, the company's Canadian dollar functional currency financial statements were translated into United States dollars for reporting purposes. As of January 1, 2008 the company commenced reporting its financial statements in its Canadian dollar functional currency. The Canadian dollar was adopted for reporting purposes in 2008 as all our operations are now located in Canada.

For periods prior to 2007, when the functional currency of the company was the U.S. dollar, assets and liabilities were translated from the U.S. dollar functional currency to the Canadian dollar using period end exchange rates. The statements of operations and cash flows were translated at period average exchange rates. Any difference was recorded as an adjustment to accumulated other comprehensive income. At January 1, 2008 $710,935 was recorded as an adjustment to accumulated other comprehensive income.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard did not impact the financial position, results of operation or cash flow of the company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of FASB Statement No. 115 .” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. The adoption of this standard did not impact the financial position, results of operation or cash flow of the company.

SFAS No. 141(R) replaces SFAS No. 141, Business Combinations . SFAS No. 141(R) retains the fundamental requirements of SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, with the objective of improving the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The requirements of this standard are not anticipated to have a material impact on the results of the company.

SFAS No. 160 clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. The company does not have non-controlling interests and therefore is not affected by the changes resulting from this standard.

SFAS No. 161, which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. SFAS 161 is effective prospectively for periods beginning on or after November 15, 2008. We are currently evaluating the impact that SFAS No. 161 may have on our financial statement disclosures.

3. Oil and Natural Gas Properties

Effective May 21, 2008, the company sold its 22.5% working interest in a well at Entice, Alberta for a net proceeds of $47,400 and generating a net gain on sale of properties of $20,325. Following the effective date the company ceased to hold working interests in any producing wells. The company's interests in oil and gas properties consists of undeveloped land and royalty interests.

4. Accrued Liabilities
	For the six months ended	For the year ended
	June 30, 2008	December 31, 2007
Accrued legal and accounting	$242,546	$186,311
Accrued commission on sales	20,172	64,568
Other	6,058	77,632
	$268,776	$328,511

The accrued commission on sales, as per agreement, is satisfied through the issuance of common shares based upon the fair market value of the company's common shares on the date when the accounts receivable related to the commission is paid. In the first quarter of 2008 the company issued 9,205 shares to settle $44,396 in commission liability. Shares will be issued for the remaining commission obligation of $20,172 when the required conditions of the agreement have been satisfied.

5. Common Shares

The following table provides a continuity of common shares and value since December 31, 2007.
	Common Shares
	Shares	Amount
As at December 31, 2007	29,713,381	$49,789,695
Transactions during the three months ended March 31, 2008
Ï Issued to discharge accrued liabilities outstanding as at December 31, 2007.	9,205	44,396
Ï Issued on exercise of options.	190,000	129,558
Transactions during the three months ended June 30, 2008
Ï Share purchase loan	-	(50,240)
Ï Issued on exercise of warrants.	702,543	1,918,171
As at June 30, 2008	30,615,129	$51,831,580

In the second quarter of 2008 a $50,240 loan was extended to an officer of the company for the purpose of purchasing 25,000 NXT shares pursuant to the exercise of warrants. The loan is unsecured without interest or stated terms of repayment. Compensation expense of $25,085 was recorded in administrative expense as a result of extending the loan.

Reconciliation of Earnings per Share Calculations
For the three months ended June 30, 2008
		Weighted Average
	Net Income	Shares Outstanding		Per Share
Basic	$806,619	30,329,711	$		0.03
Options assumed exercised		1,743,371
Warrants assumed exercised		150,000
Preferred shares assumed converted		2,000,000
Shares assumed purchased		(1,151,356)
Diluted	$806,619	33,071,726	$		0.02

For the six months ended June 30, 2008
		Weighted Average
	Net Income	Shares Outstanding		Per Share
Basic	$94,742	30,050,447	$		0.00
Options assumed exercised		1,758,371
Warrants assumed exercised		150,000
Preferred shares assumed converted		2,000,000
Shares assumed purchased		(1,065,239)
Diluted	$94,742	32,893,579	$		0.00

For the three months ended June 30, 2007
		Weighted Average
	Net Income	Shares Outstanding		Per Share
Basic	$1,665,080	27,389,810	$		0.06
Options assumed exercised		2,212,705
Warrants assumed exercised		4,587,368
Preferred shares assumed converted		2,000,000
Shares assumed purchased		(4,604,032)
Diluted	$1,665,080	31,585,851	$		0.05

For the six months ended June 30, 2007
		Weighted Average
	Net Income	Shares Outstanding		Per Share
Basic	$784,199	27,313,991	$		0.03
Options assumed exercised		2,134,705
Warrants assumed exercised		4,587,368
Preferred shares assumed converted		2,000,000
Shares assumed purchased		(5,321,197)
Diluted	$784,199	30,714,867	$		0.03

6. Convertible Debentures

During 2005 we closed United States dollar denominated private placement bridge-financing contracts. Pursuant to these contracts the company issued financial instruments that converted automatically into U.S. $1,955,342 of debentures and 1,989,265 warrants in exchange for cash proceeds of U.S. $1,649,764 (net of commission paid of U.S. $24,928) and the conversion of note payable and accrued interest of U.S. $280,650 for aggregate net proceeds of U.S. $1,930,414. The debentures were all converted into common shares in 2006 and 2007.

The value of the convertible debenture and the conversion feature as at June 30, 2008 and December 31, 2007 are as follows:

			For the six months ended			For the year ended
				June 30, 2008		December 31, 2007
Debenture carrying value, registration penalty and accrued interest at beginning of period				$178,540	$	663,294
Expense including interest, registration penalty and foreign exchange adjustment				-		24,883
Converted to common shares				-		(165,813)
Registration penalty paid				(178,540)		(343,824)
Debenture carrying value, registration penalty and accrued interest at end of period				$-	$	178,540

Conversion feature carrying value at beginning of period				$-	$	80,406
Converted to common shares				-		(80,406)
Carrying amount of the conversion feature at end of period				$-	$	-

7. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of June 30, 2008:

			Weighted average			Weighted average
			exercise price of			exercise price of
Range of exercise prices in U.S. dollars		Outstanding options	outstanding options	Options exercisable		exercisable options
Under $0.50		86,667	$0.43	86,667		$0.43
	$0.50 - $0.99	341,741	$0.73	258,408		$0.69
	$1.00 - $1.99	1,172,963	$1.44	577,296		$1.38
	$2.00 - $3.99	177,000	$2.16	126,667		$2.10
Over $	4.00	300,000	$4.90	-		$-
		2,078,371	$1.24	1,049,038		$1.11

		Weighted average remaining
Range of exercise prices in U.S. dollars		contractual life (years)
Under $0.50		0.8
	$0.50 - $0.99	2.4
	$1.00 - $1.99	3.3
	$2.00 - $3.99	2.9
Over $	4.00	4.7
		3.2

	For the six months ended June 30, 2008		For the year ended December 31, 2007
		Weighted average		Weighted average
Exercise prices in U. S. dollars	# of options	exercise price	# of options	exercise price
Outstanding at beginning of period	2,348,371	$1.72	1,588,205	$1.15
Granted	35,000	$1.45	1,220,500	$2.32
Forfeited	(115,000)	$2.43	(197,334)	$1.57
Exercised	(190,000)	$0.65	(263,000)	$1.14
Options outstanding as at end of period	2,078,371	$1.24	2,348,371	$1.72
Exercisable as at end of period	1,049,038	$1.11	1,014,538	$1.14

Unvested options outstanding as of June 30, 2008 and December 31, 2007 vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally expire, if unexercised, five years from the date of vesting.

Compensation Expense Associated with Grant of Options

The grant date fair value is calculated in U.S. dollars using the Black Scholes option valuation model utilizing the following weighted average assumptions:

	For the six months ended	For the year ended
	June 30, 2008	December 31, 2007
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	84%	65%
Risk free interest rate (%)	4%	4%
Weighted average grant date fair market value per share	$1.85	$1.96
Intrinsic value of options exercised	$2.46	$2.87

As of June 30, 2008 and December 31, 2007 there were U.S. $1,011,816 and U.S. $1,242,910 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

8. Warrants
	For the six months ended June 30, 2008		For the year ended December 31, 2007
		Weighted average		Weighted average
	# of warrants	exercise price	# of warrants	exercise price
Outstanding as at beginning of the period	2,776,560	$ 1.96U.S.	4,615,825	$ 1.54U.S.
Issued for services	-	$-	150,000	$2.20Cdn
Exercised	(702,543)	$ 2.00U.S.	(1,989,265)	$ 1.00U.S.
Expired	(1,924,017)	$-	-	$-
Outstanding as at end of the period	150,000	$2.20Cdn	2,776,560	$ 1.96U.S.

		As at June 30, 2008			As at December 31, 2007

			Weighted average		Weighted average
		Outstanding	remaining contractual		remaining contractual life
Exercise prices		warrants	life (years)	Outstanding warrants	(years)
$ 1.60	U.S.	-	0.0	350,000	0.3
$ 2.00	U.S.	-	0.0	2,276,560	0.3
$2.20	Cdn	150,000	1.5	150,000	2.0
		150,000	1.5	2,776,560	0.4

The company has historically issued warrants in U.S. and Canadian dollars. At June 30, 2008, all warrants outstanding are exercisable in Canadian dollars.

9. Related Party Transactions

Summarized below is information concerning related party transactions and balances not disclosed elsewhere in these consolidated financial statements for the six months ended June 30, 2008 and the year ended December 31, 2007.

		For the three months ended June 30,			For the six months ended June 30,
		2008	2007	2008	2007
Interest expense recognized or paid to related
parties and officers		$-	$3,704	$-	$7,379

10. Commitments and Contingencies

In 2002 we were served a Statement of Claim whereby the plaintiff alleged that NXT failed to pay him compensation of $74,750, plus interest, under a consulting agreement and further alleged that NXT unlawful obstructed him from trading his shares of NXT. On December 10, 2002 we filed our Statement of Defense. The plaintive is a past president and director of NXT. Subsequent to the end of the second quarter of 2008 a settlement was reached on this Statement of Claim wherein we agreed to pay $90,000 and the plaintiff agreed to provide us with a complete release to any claim against NXT, it directors or officers or any claim of an interest in the SFD technology.

In May 2008 we entered into a revised lease agreement for expanded office space in our current location. The original lease was for a six year term beginning November 1, 2006 and ending October 31, 2012. The amended lease is effective June 1, 2008 and ends October 31, 2012. The minimum sublease payments will be $29,483 per month beginning June 1, 2008 and $30,729 per month for the final three years of the lease. The letter of credit obligation expired and was not reissued for the benefit of the landlord.

On March 18, 2003 we were served a Statement of Claim naming NXT and others as defendants. The plaintiffs allege that the defendants were negligent and in breach of a ferry flight contract under which an aircraft was to be delivered to Greece. The aircraft crashed enroute. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo, and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses. NXT was not party to the Ferry Flight Contract. The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

11. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the comparative periods to conform to the current year's presentation. All comparative periods have been converted from the company's prior reporting currency, the U.S. dollar, to the current reporting and functional currency the Canadian dollar.

12. Subsequent Event

Subsequent to the end of the second quarter, the company granted 350,000 warrants and 204,500 options having an effective date of July 30, 2008 and at a strike price of U.S. $1.96. The warrants are related to investor relations and have a two year term that expires July 30, 2010. The options, for employees and consultants, vest one-third at the end of each of the first three years and expire, if unexercised, five years from the date of granting.